Exhibit 99.53
PRESS RELEASE

CRESCENT POINT ENERGY ANNOUNCES THIRD QUARTER 2013 RESULTS AND UPWARDLY REVISED 2013 GUIDANCE FOR PRODUCTION, CASH FLOW AND CAPITAL EXPENDITURES

November 7, 2013 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX: CPG) is pleased to announce its operating and financial results for the quarter ended September 30, 2013. The Company also announces that its unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2013, will be available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on Crescent Point’s website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS
	Three months ended September 30			Nine months ended September 30
(Cdn$000s except shares, per share and per boe amounts)	2013	2012	% Change	2013	2012	% Change
Financial
Funds flow from operations (1)	554,144	384,237	44	1,514,507	1,171,464	29
Per share (1) (2)	1.42	1.13	26	3.93	3.65	8
Net income	87,879	2,352	3,636	158,599	285,894	(45)
Per share (2)	0.22	0.01	2,100	0.41	0.89	(54)
Operating income (1)	162,819	89,158	83	407,472	323,370	26
Per share (1) (2)	0.42	0.26	62	1.06	1.01	5
Dividends paid or declared	271,855	240,010	13	806,754	675,779	19
Per share (2)	0.69	0.69	-	2.07	2.07	-
Payout ratio (%) (1) (3)	49	62	(13)	53	58	(5)
Per share (%) (1) (2) (3)	49	61	(12)	53	57	(4)
Net debt (1)	1,887,431	1,453,647	30	1,887,431	1,453,647	30
Net debt to funds flow from operations (1) (4)	1.0	0.9	11	1.0	0.9	11
Capital acquisitions (net) (5)	76,013	14,976	408	98,158	2,094,245	(95)
Development capital expenditures (6)	449,898	313,910	43	1,239,047	1,025,509	21
Decommissioning and environmental expenditures (6)	3,849	2,359	63	10,736	10,962	(2)
Weighted average shares outstanding (mm)
Basic	389.1	338.1	15	383.7	318.7	20
Diluted	390.6	340.5	15	385.2	321.1	20
Operating
Average daily production
Crude oil and NGLs (bbls/d)	107,332	89,648	20	106,823	87,009	23
Natural gas (mcf/d)	63,785	59,896	6	65,919	51,809	27
Total (boe/d)	117,963	99,631	18	117,810	95,644	23
Average selling prices (7)
Crude oil and NGLs ($/bbl)	97.54	78.20	25	87.60	81.16	8
Natural gas ($/mcf)	3.01	2.40	25	3.51	2.31	52
Total ($/boe)	90.38	71.81	26	81.39	75.08	8
Netback ($/boe)
Oil and gas sales	90.38	71.81	26	81.39	75.08	8
Royalties	(17.59)	(12.47)	41	(14.95)	(12.57)	19
Operating expenses	(11.35)	(12.64)	(10)	(11.82)	(11.46)	3
Transportation	(2.24)	(1.61)	39	(2.18)	(1.86)	17
Netback prior to realized derivatives	59.20	45.09	31	52.44	49.19	7
Realized gain (loss) on derivatives	(4.80)	0.31	(1,648)	(2.02)	(1.11)	82
Netback (1)	54.40	45.40	20	50.42	48.08	5
(1)
Funds flow from operations, operating income, payout ratio, net debt, net debt to funds flow from operations and netback as presented do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Please refer to the Non-GAAP Financial Measures section of this press release for further information.

(2)	The per share amounts (with the exception of per share dividends) are the per share – diluted amounts.
(3)	Payout ratio is calculated as dividends paid or declared (including the value of dividends paid pursuant to the Company’s dividend reinvestment plans) divided by funds flow from operations.
(4)	Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters.
(5)	Capital acquisitions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.
(6)	Decommissioning and environmental expenditures includes environmental emission reduction expenditures, which are also included in development capital expenditures in the table above.
(7)	The average selling prices reported are before realized derivatives and transportation charges.

THIRD QUARTER 2013 HIGHLIGHTS

In third quarter 2013, Crescent Point continued to execute its integrated business strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

•
Crescent Point achieved a new production record in third quarter and averaged 117,963 boe/d, weighted 91 percent to light and medium crude oil and liquids. This represents an increase of more than 18,000 boe/d and production per share growth of more than three percent over third quarter 2012.

•
During third quarter, the Company spent $376.4 million on drilling and development activities, drilling 220 (165.8 net) oil wells with a 100 percent success rate. Crescent Point also spent $73.5 million on land, seismic and facilities, for total capital expenditures of $449.9 million. The Company surpassed its existing exit guidance of 119,000 boe/d three months earlier than planned after spending less than 85 percent of its planned $1.5 billion capital expenditures budget. This equates to over $250 million less than budgeted.

•
Crescent Point generated record funds flow from operations of $554.1 million ($1.42 per share – diluted) in third quarter 2013, representing a 44 percent increase over third quarter 2012 funds flow from operations of $384.2 million ($1.13 per share – diluted). This represents annualized cash flow of $5.68 per share. Funds flow from operations was driven by strong operating netbacks prior to realized derivatives of $59.20 per boe and better than expected production.

•
Due to the success of the Company’s drilling program year to date, the current high oil price environment and the Company’s strong balance sheet, Crescent Point is increasing its 2013 capital expenditures budget by $200 million to $1.7 billion. The Company’s 2013 exit production rate is expected to increase to 124,000 boe/d from 119,000 boe/d, with additional production associated with the increased capital coming onstream in early 2014. Crescent Point’s average daily production in 2013 is expected to increase to 119,000 boe/d from 118,500 boe/d and its funds flow from operations for 2013 is expected to be more than $2.0 billion ($5.20 per share – diluted). The capital expenditures budget increase is expected to be funded entirely through higher than originally forecast funds flow from operations.

•
With the new capital expenditures budget for 2013, the Company expects to achieve year-over-year growth of approximately 21 percent, or more than 20,000 boe/d, the majority of which is the result of the Company’s successful drilling programs in 2012 and 2013.

•
Crescent Point continues to aggressively hedge its oil production, focusing on 2014 to capitalize on the current high commodity price environment. Since July 1, 2013, the Company has hedged an incremental 14,500 bbl/d for 2014, approximately half of which are swaps at an average price of CDN$98.80 per bbl and half of which are purchased put options with an average net floor of CDN$93.80. The Company’s hedges provide upside participation when oil prices increase while also providing a steady cash flow, which gives Crescent Point the confidence to increase its capital program.

•
The Company also has approximately 18,500 bbl/d of WTI oil differentials locked in for the remainder of 2013 and 14,000 bbl/d for the first half of 2014. These differential hedges provide a measure of stability to volatile North American oil price differentials.

•
Crescent Point maintained consistent monthly dividends of $0.23 per share, totaling $0.69 per share for third quarter 2013. This is unchanged from $0.69 per share paid in third quarter 2012. On an annualized basis, the third quarter dividend equates to a yield of 7.2 percent, based on a volume weighted average quarterly share price of $38.29.

•	The Company’s balance sheet remains strong, with projected average net debt to 12-month cash flow of approximately 1.0 times and significant unutilized credit capacity.

•
Crescent Point announces that, effective today, Dave Balutis, Vice President Exploration, is retiring from his position as an officer of the Company. Mr. Balutis, who has been with the Company since inception in 2001, will continue to work with Crescent Point in an advisory role. Crescent Point, its employees, executive and board of directors want to thank Mr. Balutis for his contributions to the growth and success of the Company.

•
Derek Christie, Crescent Point’s current Vice President, Geosciences, will be assuming Mr. Balutis’s executive responsibilities. Over the past year, Mr. Balutis and Mr. Christie have worked together to ensure a smooth transfer of duties. Mr. Christie will be taking on the new title of Vice President, Exploration and Geosciences, and will be responsible for all aspects relating to Crescent Point’s geological, geophysical and exploration efforts.

OPERATIONS REVIEW

Third Quarter Operations Summary

Crescent Point achieved a new production record in third quarter and averaged 117,963 boe/d, a more than 18,000 boe/d increase over third quarter 2012. This represents production per share growth of more than three percent over third quarter 2012. The Company’s strong organic production performance during the quarter was driven by its successful drilling program, the Company’s ongoing waterflood success, lower corporate declines and continued strong results from cemented liner completion techniques.

During the quarter, the Company spent $376.4 million on drilling and development activities, drilling 220 (165.8 net) oil wells with a 100 percent success rate. Crescent Point also spent $73.5 million on land, seismic and facilities, for total capital expenditures of $449.9 million.

Drilling Results

The following tables summarize our drilling results for the three and nine months ended September 30, 2013:

Three months ended September 30, 2013	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	89	-	-	-	89	80.5	100
Southwest Saskatchewan	-	44	-	-	-	44	37.6	100
South/Central Alberta and West Central SK	-	58	-	-	-	58	33.4	100
United States (1)	-	29	-	-	-	29	14.3	100
Total	-	220	-	-	-	220	165.8	100

Nine months ended September 30, 2013	Gas	Oil	D&A	Service	Standing	Total	Net	% Success
Southeast Saskatchewan and Manitoba	-	218	-	1	-	219	185.7	100
Southwest Saskatchewan	-	84	-	-	-	84	77.6	100
South/Central Alberta and West Central SK	-	84	-	-	-	84	52.0	100
United States (1)	-	145	-	-	-	145	72.6	100
Total	-	531	-	1	-	532	387.9	100

(1) The net well count is subject to final working interest determination.

Southeast Saskatchewan and Manitoba

In third quarter, Crescent Point continued to successfully execute its large capital program in southeast Saskatchewan and Manitoba.

Of note, the Company continued to refine its one-mile, 25-stage cemented liner completion technique in the Viewfield Bakken resource play, reducing the amount of water utilized per well by approximately 45 percent from 2011 levels. The Company has been utilizing cemented liner completions in the Viewfield area for more than three years and now has more than 18 months of data using the most recent generation of the technology. Crescent Point is pleased with production performance from wells completed using the most recent generation, with first-year decline rates coming in approximately 10 percent lower than those of the previous generation. Ultimately, the Company believes this should result in a higher recovery factor in the Viewfield Bakken resource play. As such, Crescent Point expects to see positive technical reserve revisions on its remaining booked drilling inventory and existing producing wells in the core area of the Viewfield Bakken in its year-end independent reserves evaluation.

The Company’s waterflood continues to improve production performance in the Viewfield Bakken resource play. Crescent Point’s preliminary plans for 2014 include the conversion of 30 producing wells to water injection wells in the play, which is expected to ultimately lower production declines and improve rates of return on adjacent producing oil wells. Waterflood plans will be finalized with the 2014 budget in early December. Also, based on success in the Manitoba Bakken play, the Company recently applied for waterflood unitization to initiate its first waterflood in the area in 2014 and is planning to build a battery in the area in 2014 to accommodate increased production.

During third quarter, the Company continued construction to expand its Viewfield gas plant from 30 mmscf/d to 42 mmscf/d. The expansion is expected to be complete in early 2014 and is designed to accommodate Crescent Point’s growing production volumes in the Viewfield Bakken resource play.

Southwest Saskatchewan

Crescent Point had one of its most active quarters for waterflood activity in the Lower Shaunavon resource play during third quarter, converting three producing wells into water injection wells in the Company’s recently approved waterflood unit. The Company currently has six water injection wells operating in the Lower Shaunavon zone of the Leitchville North Shaunavon Voluntary Unit #1 and plans to apply for a second unit adjacent to the first in fourth quarter 2013, where Crescent Point currently has five water injection wells operating in the Lower Shaunavon zone. Crescent Point continues to be pleased with production performance in both its Lower and Upper Shaunavon waterflood projects.

Based on ongoing successful results from cemented liner completion technology, during third quarter the Company transitioned its entire drilling program in the Shaunavon resource play to 24-stage cemented liner completions. Crescent Point expects to continue to refine this completion technology as it proceeds with its drilling program in 2014.

Also during the quarter, Crescent Point continued construction of two oil storage tanks with 120,000 barrels of total storage. The tanks, which are adjacent to the Company’s rail-loading facility in Dollard and provide Crescent Point with operational flexibility, are expected to be functional in early 2014.

South/Central Alberta and West Central Saskatchewan

As a result of Crescent Point’s ongoing testing of various completion techniques, costs in the south/central Alberta and west central Saskatchewan area continue to come down. In particular, operated drilling, completion and equipping costs in Dodsland, Saskatchewan, have dropped by approximately 25 percent during 2013.

Crescent Point and its partner continue to inject water into their first waterflood pilot in the Beaverhill Lake play. Pending regulatory approval, a second, operated, waterflood pilot is expected to begin water injection in the first half of 2014.

United States

Crescent Point continues to be pleased with results to date in the Uinta Basin. The Company is testing various new completions techniques in the area to further increase fracture stimulation efficiency and improve production rates and ultimate recoveries. In addition, the Company has implemented several field optimization projects in the Randlett area to increase production levels, such as recompleting wells to access bypassed pay and resizing pumps to reduce fluid levels.

During early fourth quarter 2013, Crescent Point initiated the permitting process for a 3-D seismic program covering a large portion of the Company’s operated lands in the Randlett area. Data acquisition is expected to begin in the first quarter of 2014. Crescent Point has also received state regulatory approval for down-spaced drilling and a waterflood injection pilot in a four-section Randlett area of the Uinta Basin. Water injection is expected to begin in early 2015.

Rail operations in Utah have allowed the Company to broaden the market for Uinta Basin crude beyond the Salt Lake City refining market. Rail volumes at Crescent Point’s temporary rail-loading site during third quarter were approximately 2,000 bbl/d. The Company expects to have its permanent rail-loading site fully operational in fourth quarter 2013.

Crescent Point is working with partners to design and participate in the drilling of horizontal wells in the Wasatch and Uteland Butte formations. Initial production rates from wells drilled to date are encouraging and Crescent Point is monitoring their early decline profile. The Company anticipates using completion techniques similar to those successfully utilized in the Viewfield Bakken play to increase recovery factors in Utah.

ACQUISITIONS

Crescent Point completed several minor acquisitions during the quarter for combined cash consideration of approximately $81 million. The acquisitions were consolidation acquisitions in the Company’s core southeast and southwest Saskatchewan areas, including in the proposed waterflood units of the Viewfield Bakken resource play. In total, Crescent Point acquired approximately 750 boe/d of production and approximately 3.8 mmboe of internally evaluated proved plus probable reserves. More than 400 boe/d of the production acquired closed at the end of third quarter, so the impact of the acquisitions on the quarter was approximately 225 boe/d.

OUTLOOK AND UPWARDLY REVISED GUIDANCE FOR PRODUCTION, CASH FLOW AND CAPITAL EXPENDITURES

Crescent Point continues to execute its business plan of creating sustainable value-added growth in reserves, production and cash flow through management’s integrated strategy of acquiring, exploiting and developing high-quality, long-life light and medium oil and natural gas properties in United States and Canada.

Crescent Point delivered another record quarter, the third in a row this year, with significant organic production growth and an active hedging program that has allowed the Company to capitalize on strong WTI oil prices. The Company surpassed its existing exit guidance of 119,000 boe/d three months earlier than planned after spending less than 85 percent of its planned $1.5 billion capital expenditures budget. This equates to over $250 million less than budgeted.

With a sound balance sheet and a hedging portfolio that capitalizes on the current high commodity price environment, Crescent Point is able to confidently increase capital expenditures by $200 million to $1.7 billion for the year. The increased capital will allow the Company to further develop its high rate-of-return inventory, while remaining disciplined in its growth targets. Approximately $132 million of the increase is expected to be spent on drilling and completions, with the remainder allocated to infrastructure investments, undeveloped land acquisitions and seismic. Crescent Point expects to drill 52 net wells more than previously planned, primarily in the Company’s Bakken areas of Saskatchewan, Manitoba and North Dakota.

As a result of the increased capital, Crescent Point now expects to achieve an average daily production rate in 2013 of 119,000 boe/d and a 2013 exit production rate of 124,000 boe/d, up from 118,500 boe/d and 119,000 boe/d, respectively.

“We are expecting to exit the year at 124,000 boe/d, versus the exit of 119,000 boe/d set with our previous budget,” said Scott Saxberg, president and CEO of Crescent Point. “Of the $200 million increase that drives the higher exit, we are spending approximately $70 million on facilities, land and seismic, which will position us well for growth in 2014.”

The increase to the capital expenditures budget is expected to be funded entirely through increased funds flow from operations. Funds flow from operations for 2013 is now expected to be more than $2.0 billion ($5.20 per share – diluted).

“Through a successful drilling program across our high-quality asset base, and the ongoing success of our waterfloods and cemented liner completions, we’ve seen tremendous organic production growth this year,” said Saxberg. “We’ve raised our exit guidance three times this year, for a total increase of 10,000 boe/d. Capital efficiency on our incremental drilling capital is approximately $27,000 per flowing barrel, excluding land, facilities and seismic. Our new capital budget should allow us to capitalize on both the momentum we’ve generated and on the current strong commodity prices. We’re in a great position to deliver outstanding results and strong cash flow as we look toward the end of the year and into 2014.”

Over the past 12 years, Crescent Point has strategically consolidated several large oil-in-place resource plays in western Canada and the United States, resulting in a portfolio depth that positions the Company well for future growth. Crescent Point believes that the application of infill drilling, waterfloods and new technology across its asset base, combined with potential decreased costs and improved recovery factors, should create additional long-term value for shareholders. For the remainder of 2013, the Company expects to focus on advancing the development of several new production, development and completion techniques and concepts and on executing organic growth projects across its asset base.

One such growth project is the successful application of waterfloods in all of its unconventional fields, which has given Crescent Point a technological advantage in the industry. Crescent Point has now implemented waterflood technology with multi-stage fractured wells in all of its major Canadian oil fields and continues to see positive results. As such, the Company expects to continue to develop its expanding waterflood programs in the Bakken and Shaunavon resource plays in Saskatchewan and to initiate a waterflood program in the Uinta Basin in early 2015. As a result of waterflood application, Crescent Point expects to see continued lower decline rates and improved recovery factors that the Company expects will drive resource additions, over time.

Crescent Point continues to protect its future cash flow and to preserve its balance sheet strength by aggressively hedging its oil production, focusing on 2014 to capitalize on the current high commodity price environment. Since July 1, 2013, the Company has hedged an incremental 14,500 bbl/d for 2014, approximately half of which are swaps at an average price of CDN$98.80 per bbl and half of which are purchased put options with an average net floor of CDN$93.80. In total, at October 29, 2013, the Company had hedged 72 percent, 59 percent, 29 percent, 19 percent and 2 percent of its expected oil production, net of royalty interest, for the balance of 2013, 2014, 2015, 2016 and the first quarter of 2017, respectively. Average quarterly oil hedge prices range from Cdn$90 per bbl to Cdn$94 per bbl. The Company’s hedges provide a steady cash flow while still providing upside opportunity when oil prices increase, which gives Crescent Point the confidence to continue to increase its capital program to the new $1.7 billion level.

The Company also has approximately 18,500 bbl/d of WTI oil differentials locked in for the remainder of 2013 and 14,000 bbl/d for the first half of 2014. These differential hedges provide a measure of stability to volatile North American oil price differentials.

The Company’s balance sheet remains strong, with projected average net debt to 12-month cash flow of approximately 1.0 times and significant unutilized credit capacity. The Company continues to be disciplined in its approach to capital spending, acquisition opportunities and balance sheet management.

Crescent Point’s management believes that with the Company’s high-quality reserve base and low-risk development drilling inventory, excellent balance sheet and solid risk management program, the Company is well-positioned to continue generating strong operating and financial results through 2013 and beyond.

2013 GUIDANCE

The Company’s upwardly revised guidance for 2013 is as follows:

Production	August 8, 2013	Revised
Oil and NGL (bbls/d)	106,667	108,167
Natural gas (mcf/d)	65,000	65,000
Total (boe/d)	117,500	119,000
Exit (boe/d)	119,000	124,000
Funds flow from operations ($000)	1,990,000	2,015,000
Funds flow per share – diluted ($)	5.15	5.20
Cash dividends per share ($)	2.76	2.76
Capital expenditures (1)
Drilling and completions ($000)	1,288,000	1,420,000
Facilities, land and seismic ($000)	212,000	280,000
Total ($000)	1,500,000	1,700,000
Pricing
Crude oil – WTI (US$/bbl)	98.00	98.00
Crude oil – WTI (Cdn$/bbl)	101.03	101.03
Corporate oil differential (%)	13	14
Natural gas – AECO (Cdn$/mcf)	3.25	3.00
Exchange rate (US$/Cdn$)	0.97	0.97

(1)      The projection of capital expenditures excludes acquisitions, which are separately considered and evaluated.

ON BEHALF OF THE BOARD OF DIRECTORS
Scott Saxberg
President and Chief Executive Officer
November 7, 2013

Non-GAAP Financial Measures

Any “financial outlook” or “future oriented financial information” in the press release, as defined by applicable securities legislation, has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Throughout this press release, the Company uses the terms “funds flow from operations”, “funds flow from operations per share – diluted”, “operating income”, “operating income per share – diluted”, “net debt”, “netback”, “payout ratio” and “payout ratio per share – diluted.” These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Funds flow from operations per share – diluted is calculated as funds flow from operations divided by the number of weighted average diluted shares outstanding. Management utilizes funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to funds flow from operations:

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Cash flow from operating activities	542,809	403,980	34	1,465,242	1,122,345	31
Changes in non-cash working capital	8,980	(24,212)	(137)	36,536	30,238	21
Transaction costs	342	2,465	(86)	5,691	9,897	(42)
Decommissioning expenditures	2,013	2,004	-	7,038	8,984	(22)
Funds flow from operations	554,144	384,237	44	1,514,507	1,171,464	29

Operating income is calculated based on net income before amortization of exploration and evaluation (“E&E”) undeveloped land, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of US dollar senior guaranteed notes and unrealized gains or losses on marketable securities and long-term investments. Operating income per share – diluted is calculated as operating income divided by the number of weighted average diluted shares outstanding. Management utilizes operating income to present a measure of financial performance that is more comparable between periods. Operating income as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to operating income:

	Three months ended September 30			Nine months ended September 30
($000s)	2013	2012	% Change	2013	2012	% Change
Net income	87,879	2,352	3,636	158,599	285,894	(45)
Amortization of E&E undeveloped land	69,514	65,317	6	208,549	182,139	14
Unrealized derivative (gains) losses	66,464	74,050	(10)	100,940	(205,867)	(149)
Unrealized foreign exchange (gain) loss on translation of US dollar senior guaranteed notes	(22,729)	(24,445)	(7)	26,174	(13,567)	(293)
Unrealized (gain) loss on long-term investments	(4,944)	7,524	(166)	3,965	81,832	(95)
Deferred tax relating to adjustments	(33,365)	(35,640)	(6)	(90,755)	(7,061)	1,185
Operating income	162,819	89,158	83	407,472	323,370	26

Net debt is calculated as current liabilities plus long-term debt less current assets and long-term investments, but excludes derivative asset, derivative liability and unrealized foreign exchange on translation of US dollar senior guaranteed notes. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($000s)	September 30, 2013	September 30, 2012	% Change
Long-term debt	1,597,557	1,294,682	23
Current liabilities	880,244	550,738	60
Current assets	(400,832)	(317,928)	26
Long-term investments	(80,941)	(92,546)	(13)
Excludes:
Derivative asset	5,422	22,150	(76)
Derivative liability	(85,669)	(9,066)	845
Unrealized foreign exchange on translation of US dollar senior guaranteed notes	(28,350)	5,617	(605)
Net debt	1,887,431	1,453,647	30

Netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses and realized derivative gains and losses. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis.

Payout ratio and payout ratio per share – diluted are calculated on a percentage basis as dividends paid or declared (including the value of dividends issued pursuant to the Company’s dividend reinvestment plan) divided by funds flow from operations. Payout ratio is used by management to monitor the dividend policy and the amount of funds flow from operations retained by the Company for capital reinvestment.

Net debt to funds flow from operations is calculated as the period end net debt divided by the sum of funds flow from operations for the trailing four quarters. The ratio of net debt to funds flow from operations is used by management to measure the Company’s overall debt position and to measure the strength of the Company’s balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements. All forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. The use of any of the words "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate”, “well-positioned” and similar expressions are intended to identify forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

In particular, this press release contains forward-looking statements pertaining to the following: the performance characteristics of Crescent Point’s oil and natural gas properties; anticipated oil and natural gas production levels; expected capital expenditure levels and how such expenditures are expected to be funded; implementation of a 3-D seismic program at Randlett; drilling programs; the future cost to drill wells, including anticipated cost savings associated therewith; the initiation and ongoing development of planned and existing waterflood programs; the expected impact of waterfloods on corporate declines and reserves; the expected impact of the conversion of producing wells to water injection wells in Viewfield Bakken on production declines and rates of return on adjacent wells; anticipated waterflood pilot and unit approval applications; the anticipated impact of refined cemented liner completion techniques on recovery factors and anticipated future improvements in such techniques; the quantity of Crescent Point’s oil and natural gas reserves and anticipated future cash flows from such reserves; projections of commodity prices and costs; supply and demand for oil and natural gas; expectations regarding the ability to raise capital and to continually add to reserves through acquisitions and development; expected debt levels and credit facilities; battery, facility expansion and tank construction plans, and the anticipated timing of completion thereof; expected deliveries by rail; the addition of rail loading facilities, including in Utah and the transfer of equipment and staff to a permanent site in Utah; and treatment under governmental regulatory regimes and the state of certain governmental approvals.

By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, including those material risks discussed in our annual information form under “Risk Factors” and our Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Risk Factors” and “Forward-Looking Information.” The material assumptions are disclosed in the Management’s Discussion and Analysis for the year ended December 31, 2012, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Critical Accounting Estimates”, “Future Changes in Accounting Policies” and “Outlook” and in Management’s Discussion and Analysis for the period ended September 30, 2013, under the headings “Dividends”, “Capital Expenditures”, “Decommissioning Liability”, “Liquidity and Capital Resources”, “Changes in Accounting Policies”, “Future Changes in Accounting Policies” and “Outlook”. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the material risks set forth under the noted headings, which include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas; delays in business operations, pipeline restrictions, blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value of acquisitions and exploration and development programs; unexpected geological, technical, drilling, construction and processing problems; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; failure to realize the anticipated benefits of acquisitions; general economic, market and business conditions; uncertainties associated with regulatory approvals; uncertainty of government policy changes; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry.

Barrels of oil equivalent (“boes”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during the year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for the year.

Additional information on these and other factors that could affect Crescent Point’s operations or financial results are included in Crescent Point’s reports on file with Canadian securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise and Crescent Point undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law.

Crescent Point is a conventional oil and gas producer with assets strategically focused in properties comprised of high-quality, long-life, operated light and medium oil and natural gas reserves in United States and Canada.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President, Marketing and Investor Relations.

Telephone: (403) 693-0020 Fax: (403) 693-0070	Toll free (US & Canada): 888-693-0020 Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2800, 111-5th Avenue S.W.
Calgary, Alberta T2P 3Y6